Law Offices of
Paul Hastings LLP
55 Second Street, 24th Floor
San Francisco, CA 94105
Telephone (415) 856-7007
Facsimile (415) 856-7107
Internet  www.paulhastings.com

April 18, 2012

VIA EDGAR [CORRESPONDENCE FILING]

Mr. Kevin C. Rupert
Accountant
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Firsthand Technology Value Fund, Inc.
Registration Statement on Form N-2 (File Nos. 333-179606 and 814-00830)

Dear Mr. Rupert:

On behalf of our client, Firsthand Technology Value Fund, Inc. (the “Fund”), we hereby respond to the oral comments received on April 12, 2012 from the staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to Pre-Effective Amendment No. 1, filed on March 27, 2012 (“Amendment No. 1”), to the Fund’s Registration Statement on Form N-2 filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 21, 2012 (the “Initial Registration Statement”).

Attached hereto are marked pages showing the changes intended to be made as part of Pre-Effective Amendment No. 2 to the Initial Registration Statement, which the Fund expects to file with the Commission on or about April 18, 2012.  The Initial Registration Statement, as amended by Amendment No. 1 and all future amendments, is referred to herein as the “Registration Statement.”

The comments are repeated below and organized in the same fashion as presented by the Staff.

General Comments

1.         With respect to the Certificate of Correction filed as Exhibit 2(a)(2) to the Initial Registration Statement (“Certificate”), please provide (a) correspondence from the Fund’s Maryland counsel confirming that the Certificate was filed in manner consistent with the laws and regulations of the State of Maryland and the Fund’s Articles of Amendment and Restatement, and (b) correspondence from Fund counsel confirming, in reliance upon the correspondence requested above, that the Board of Directors of the Fund (“Board”) was properly constituted in accordance with the Investment Company Act of 1940, as amended (the “1940 Act”), in particular Section 10(a) regarding the required number of disinterested directors.

Response: Please see attached to this letter correspondence from the Fund’s Maryland counsel.  Based on that letter, we hereby confirm that the Board since inception consisted of four directors, three of whom are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act, and, therefore, the Board is properly constituted under the 1940 Act.

Fees and Expenses

2.         Please verify the calculation of the dollar figures in the table under “Example,” which appear high given the expense ratio stated under “Estimated Annual Expenses.”

Response: The dollar figures presented under “Example” assume that the 5% gain each year is subject to the 20% Incentive Fee (as described in the Registration Statement), instead of being calculated using the 2% Management Fee.  The calculation is done in this manner in response to comments received from the Staff as part of the Fund’s initial registration statement disclosure declared effective in 2011.

Risk Factors

3.         Revise the last paragraph under the heading “Our incentive fee may induce FCM to make speculative investments and these fees will, in effect, be borne by our common stockholders” to state that the regular quarterly accrual of the Incentive Fee, on a hypothetical as-liquidated basis, for purposes of calculating the Fund’s net asset value, is intended to mitigate the effect of the Incentive Fee on the net asset value for stockholders who have not enjoyed the related appreciation in the Fund’s net asset value.

Response: Comment accepted. The Fund will revise its disclosure accordingly in Amendment No. 2.  Please see the attached proposed revisions to that page.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding proposed Amendment No. 2 or this response letter to the undersigned at (415) 856-7007.

Very truly yours,

/s/ David A. Hearth

David A. Hearth
of PAUL HASTINGS LLP

cc:	Kevin M. Landis (w/ enclosures)
Kelvin K. Leung, Esq. (w/ enclosures)

Attachment 1

Proposed Revisions to Registration Statement

investment in a portfolio company to the extent that we have material non-public information regarding such portfolio company.

We may experience fluctuations in our quarterly results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including the performance of the portfolio securities we hold; the level of our expenses; variations in, and the timing of the recognition of, realized and unrealized gains or losses; the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

There are significant potential conflicts of interest that could impact our investment returns.

Our executive officers and directors may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do or of investment funds managed by affiliates of FCM that may be formed in the future. Accordingly, if this occurs, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of us or our stockholders.

In the course of our investing activities, we will pay investment management and incentive fees to FCM, and will reimburse FCM for certain expenses it incurs. As a result, investors in our common stock will invest on a “gross” basis and receive distributions on a “net” basis after expenses, resulting in a lower rate of return than an investor might achieve through direct investments. Accordingly, there may be times when the management team of FCM has interests that differ from those of our stockholders, giving rise to a conflict.

Most members of the board of directors of the Company are also trustees of the Board of Trustees of Firsthand Funds. Of the four directors of the Company, Messrs. Landis, Burglin, and Yee all serve as both directors for the Company and trustees for Firsthand Funds. Mr. Lee is the only director of the Company who is not also a trustee of Firsthand Funds. The Company believes such a commonality of the board brings continuity of oversight and allows the board of the Company to maintain the institutional knowledge and experience of overseeing illiquid securities and their pricing methods.

Our incentive fee may induce FCM to make speculative investments and these fees will, in effect, be borne by our common stockholders.

The incentive fee payable by us to FCM may create an incentive for FCM to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The incentive fee payable to the Investment Adviser is calculated based on a percentage of our return on invested capital. This may encourage the Investment Adviser to invest in higher risk investments in the hope of securing higher returns.

We may invest, to the extent permitted by law, in the securities and instruments of other investment companies, including private funds, as well as other special purpose vehicles set up by third parties for investment in a particular private company. To the extent we so invest, we will bear our ratable share of any such investment company’s expenses, including management and incentive fees. We will also remain obligated to pay investment advisory fees, consisting of a base management fee and incentive fees, to FCM with respect to the assets invested in the securities and instruments of other investment companies under the Investment Management Agreement (as defined under “Discussion of Expected Operating Plans—Contractual Obligations”). With respect to any such investments, each of our stockholders will bear his or her share of the investment advisory fees of FCM as well as indirectly bearing the investment advisory fees and other expenses of any investment companies in which we invest.

After the date for this offering, we may be required to pay FCM an incentive fee for performance in periods before investors purchased their shares of our common stock in this offering or in the open market.  For that reason, new investors could in effect bear the expense of that incentive fee without having benefitted from any favorable performance that generated the incentive fee. In order to mitigate that risk, when calculating our NAV quarterly,

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we include a quarterly accrual of projected incentive fees (calculated on a hypothetical as-liquidated basis) even though any incentive fee would be paid only once a year. It is important to note that incentive fees are calculated based on realized gains net of realized losses and unrealized depreciation in the portfolio. In other words, realized losses and unrealized depreciation have the effect of reducing incentive fees payable by us to FCM.

Changes in laws or regulations governing our operations may adversely affect our business.

We and our portfolio companies will be subject to regulation by laws at the local, state, and federal levels. These laws and regulations, as well as their interpretation, may be changed from time to time. Accordingly, any change in these laws or regulations could materially and adversely affect our business.

Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock.

The Maryland General Corporation Law, our charter, and our bylaws contain provisions that may discourage, delay or make more difficult a change in control of the Company or the removal of the Company’s directors. We are subject to the Maryland Business Combination Act, the application of which is subject to any requirements of the 1940 Act. Our board of directors has adopted a resolution exempting from the Maryland Business Combination Act any business combination between us and any other person, subject to prior approval of such business combination by our board, including approval by a majority of our disinterested directors. If the resolution exempting business combinations is repealed or our board does not approve a business combination, the Maryland Business Combination Act may discourage third parties from trying to acquire control of us and increase the difficulty of consummating such an offer. Our bylaws exempt from the Maryland Control Share Acquisition Act acquisitions of our common stock by any person. If we amend our bylaws to repeal the exemption from the Maryland Control Share Acquisition Act, the Maryland Control Share Acquisition Act also may make it more difficult for a third party to obtain control of us and increase the difficulty of consummating such an offer.

We have also adopted other measures that may make it difficult for a third party to obtain control of us, including provisions in our charter classifying our board of directors in three classes with each director serving a staggered three-year term and until his or her successor is duly elected and qualifies.  Our charter also authorizes our board of directors (without stockholder approval) to classify or reclassify shares of our stock in one or more classes or series and to cause the issuance of additional shares of our stock.  Additionally, our charter permits a majority of the entire board (without stockholder approval) to amend our charter to increase or decrease the number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. These provisions, as well as other provisions of our charter and bylaws, may delay, defer, or prevent a transaction or a change in control that might otherwise be in the best interests of our stockholders.

Our board of directors may change our investment objective, operating policies, and strategies without prior notice or stockholder approval.

Our board of directors has the authority to modify or waive certain of our operating policies and strategies without prior notice and without stockholder approval (except as required by the 1940 Act). However, absent stockholder approval, we may not change the nature of our business so as to cease to be, or withdraw our election as, a business development company. We cannot predict the effect any changes to our current operating policies and strategies would have on our business, operating results, and value of our stock. Nevertheless, the effects may adversely affect our business and impact our ability to make distributions.

RISKS RELATED TO OUR INVESTMENTS

Our investments in prospective portfolio companies may be risky, and you could lose all or part of your investment.

We make equity investments primarily in equity securities and equity derivatives (such as options, warrants, rights, etc.) of privately placed venture capital stage technology and alternative energy companies as well as publicly traded micro-cap companies (those with market capitalizations of less than $250 million).  Our goal is ultimately to

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Attachment 2

Correspondence from Maryland Counsel

April 16, 2012

Firsthand Technology Value Fund, Inc.
150 Almaden Blvd., Suite 1250
San Jose, California 95113

Re:	Registration Statement on Form N-2 (File No. 333-179606)

Ladies and Gentlemen:

We understand that you have received a comment from the staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the certificate of correction of Firsthand Technology Value Fund, Inc., a Maryland corporation (the “Company”), accepted for record by the State Department of Assessments and Taxation of Maryland on September 19, 2011 (the “Certificate of Correction”).

We hereby confirm our prior advice to you as your Maryland counsel that the Certificate of Correction was filed in a manner consistent with the Maryland General Corporation Law and the charter and Bylaws of the Company.

While we are expressing no formal opinion, we understand that this letter will be filed as an appendix to EDGAR correspondence filed with the Commission by Paul Hastings LLP, counsel to the Company, and we consent to the inclusion of this letter with such correspondence.

Very truly yours,

/s/ Michael A. Leber